SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.   )

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[_] Confidential, For Use of the
   Commission Only (as permitted by
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[_] Definitive Proxy Statement
[_] Definitive Additional Materials

Goddard Industries, Inc.
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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GODDARD INDUSTRIES, INC. PROPOSES

REVERSE STOCK SPLIT

For Immediate Release

Worcester, MA — June 27, 2003 — Goddard Industries, Inc. (OTCBB: GODDE) today announced that it has filed a preliminary proxy statement with the Securities and Exchange Commission seeking stockholder approval for a reverse stock split, the principal purpose of which is to reduce the number of stockholders of record of the Company to approximately 180 holders so that the Company may terminate its status as a reporting company under the Federal securities laws.

The Company will ask stockholders to approve an amendment to its corporate charter providing for a reverse stock split that would result in the receipt of one share of post-split common stock for every 500 shares of pre-split common stock, with stockholders receiving cash in lieu of any fractional post-split shares at a rate of $0.80 per pre-split share. The reverse stock split is intended to reduce the number of Goddard stockholders of record to fewer than 300 holders so that after the reverse stock split is completed, the Company can terminate the registration of its common stock under the Securities Exchange Act of 1934 and thereby end its obligations as a public company. The Board of Directors of the Company concluded that in view of the Company's reduced size and the increased regulatory burdens of being public, the costs associated with being a public company outweighed the benefits to stockholders.

At the meeting, stockholders will also be asked to approve a legal change of the Company's name to "Balkore Industries, Inc.," the name under which it now conducts business, and the election of a Class I director.

The Company also announced today that on June 19, 2003 it completed the sale of its real property located at 705 Plantation Street, Worcester, MA for an aggregate purchase price of $825,000. That real estate had previously been used principally for the operation of the Company's Goddard Valve division, which was sold in January 2003. The Company has rented a small amount of office space at that location for continued use as its principal executive offices pending location of new space.

This press release does not constitute the solicitation of a proxy by the Board of Directors for any purpose. A definitive proxy statement for the Special Meeting in Lieu of Annual Meeting of the Stockholders will be mailed to stockholders of record at the appropriate time, after completion of all regulatory requirements.

About Goddard Industries, Inc.

The Company's remaining business (operated through its Australian subsidiary, Mack Valves Pty Ltd.) manufactures industrial valves for specialized areas of industry, including a range of water, steam, fire service and other valves used extensively in clean water, fire prevention, mining and other industrial applications. In January 2003, the Company sold the assets of its former Goddard Valve cryogenic valve and control devices business to Engineered Controls International, Inc. for a purchase price of $3.9 million. The Company no longer has any U.S. operations.



"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

The foregoing discussion contains certain forward-looking statements, which can be identified by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to the Company, its business and activities, specifically including statements related to the proposed call of a stockholder meeting to approve a reverse stock split and for other purposes. Forward-looking statements are based largely on the Company's current expectations and projections about future events affecting its business. The Company cannot guarantee that any stockholder meeting will ever be called or held, or that any of the actions described in this press release will ever be submitted to stockholders or approved by them due to the risks and uncertainties relating to the company's ability to secure shareholder approval and to satisfy the other conditions to the actions. The forward looking statements involve known and unknown risks and uncertainties including, without limitation: general economic and business conditions, both nationally, internationally and in the Company's markets; the Company's expectations and estimates concerning the Company's future financial performance; international, national, regional and local economic and political changes; and other risks and uncertainties described in the Company's reports and registration statements filed with the Securities and Exchange Commission. The forward-looking statements contained herein speak only of the Company's expectations as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional information concerning the participants in any solicitation of proxies by the Company with respect to the upcoming special meeting of stockholders of the Company, and their direct or indirect interests, can be found in the preliminary proxy statement on Schedule 14A filed by the Company with the SEC on June 27, 2003. A definitive proxy statement meeting the requirements of Rule 14a-3(a) of the Securities Exchange Act of 1934, as amended, will be sent or given to security holders before or at the same time as the forms of proxy are furnished to or requested from security holders. Security holders should read the definitive proxy statement when it is available because it will contain important information. Security holders will be able to get the proxy statement, and any other relevant documents, for free at the SEC's website located at www.sec.gov. You may also request a free copy of the definitive proxy statement from the Company by writing to the Company at Goddard Industries, Inc. P.O. Box 765, Worcester, MA 01613.(1)

(1) This last paragraph was not included in the press release as it was originally sent out on June 27, 2003.